As filed with the Securities and Exchange Commission on November 12, 2009
Registration No. 000-52007

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

CHINA PEDIATRIC PHARMACEUTICALS, INC.

Nevada	7200	20-2718075
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Number)	Identification Number)

9th Floor, No. 29 Nanxin Street, Xi’an, Shaanxi Province P.R.C., 710004
(Address of Principal Executive Offices)

86 29 8727 1818
(Issuer’s Telephone Number, Including Area Code)

Lid Hair Studios International, Inc., May 31
(Former name, former address and former fiscal year, if changed since last report)

Incorp Services, Inc.
2223 S. Raleigh St., Denver, CO 80219, United States
(Name, address and telephone number for Registered Office and Agent for Service)

With Copy to:
William L. Macdonald
 Macdonald Tuskey, Corporate and Securities Lawyers,
1210 - 777 Hornby Street, Vancouver, BC V6Z 1S4
Telephone:   (604) 648-1670 Fax:  (604) 681-4760

(Check one):     ☐ Form 10-K     ☐ Form 20-K     ☒ Form 10-Q     ☐ Form N-SAR

For Period Ended: September 30, 2009

                      ☐      Transition Report on Form 10-K
                      ☐      Transition Report on Form 20-K
                      ☐      Transition Report on Form 11-K
                      ☒      Transition Report on Form 10-Q
                      ☐       Transition Report on Form N-SAR

For the Transition Period Ended: September 30, 2009

PART I — REGISTRANT INFORMATION

China Pediatric Pharmaceuticals, Inc.
9th Floor, No. 29 Nanxin Street, Xi’an, Shaanxi Province P.R.C., 710004
Tel: 86 29 8727 1818

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Registrant's recent activities have delayed the preparation and review of the report which is due September 30, 2009.

PART IV — OTHER INFORMATION

The name and telephone number of person to contact in regard to this notification is Jun Xia, telephone: 86 29 8727 1818.

To date we have not had any other periodic reports to file as required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s).

We do not anticipate that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

China Pediatric Pharmaceuticals, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 12, 2009	By:	/s/ Jun Xia
Jun Xia, Director and CFO